Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

VOLUNTARY ANNOUNCEMENT

BUSINESS UPDATE

This announcement is made by Tuya Inc. (the “Company”, together with its subsidiaries and consolidated affiliated entities, the “Group” or “Tuya”) on a voluntary basis to inform its shareholders and potential investors about the latest business developments of the Group.

On February 17, 2025, the Group formed a deep cooperation relationship with Beijing Volcano Engine Technology Co., Ltd. (“Volcano Engine”) to integrate the “Doubao” large language model (“LLM”) into the Tuya Cloud Developer Platform. The two parties will work together to drive the application of artificial intelligence (“AI”) LLMs and AI cloud-native technologies across various fields. In addition, the Group will combine the language, voice, and video capabilities of the Doubao LLM and provide comprehensive support in development and marketing resources and traffic to support AI hardware developers in accelerating innovation.

This collaboration merges Tuya’s and Volcano Engine’s strengths in AI hardware development and AI cloud-native LLMs, working together to promote the deployment and innovation of AI applications in more scenarios. In the future, the two parties will help customers upgrade and create hardware products in sectors such as toys, gaming, and entertainment. Leveraging Tuya’s AI Agent development platform and developer products, developers can customize the integration of the Doubao LLM to achieve one-stop integration of audio and video, images, text, and more. For example, a toy company can more easily and cost-effectively integrate the Doubao LLM’s capabilities into their AI toy hardware through the Tuya AI Agent development platform, transforming toys into next-generation smart entertainment products that can communicate with users via voice, meeting the entertainment, companionship, and educational needs of users.

Moreover, Tuya and Volcano Engine aim to help AI hardware developers innovate products, solutions, and scenarios and bring them to market, driving industry development. For example, eligible developers may receive support in participating in the Tuya global developer conference, Tuya global ecosystem Expo, and marketing events of Doubao LLM.

The representative from Volcano Engine stated: “The interaction between model performance and AI application scenarios is the key driving force for the evolution of LLMs. Volcano Engine is dedicated to making AI an affordable and accessible technology for every enterprise. We also hope to work with Tuya to help more companies achieve AI innovation, enabling AI to truly integrate into the lives of the public and benefit the intelligent experiences of thousands of households.”

The representative from Tuya stated: “In the global AI era, application scenarios are the cornerstone of realizing AI’s commercial value. Without real-world application scenarios, AI technology struggles to translate into tangible benefits. At the same time, the diversity and complexity of scenarios provide the driving force for the development of AI, promoting the continuous advancement of technology. Tuya has always been committed to helping global developers create market-competitive products. This collaboration with Volcano Engine will help developers stay ahead and seize the commercial opportunities of the AI era.”

By order of the Board
Tuya Inc.
WANG Xueji
Chairman

Hong Kong, February 27, 2025

As at the date of this announcement, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. ZHANG Yan as executive Directors; and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as independent non-executive Directors.

* For identification purpose only

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